UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 9, 2005

Commission File Number 1-32591

SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)

Room 503, 5/F, Lucky Commercial Center
103 Des Voeux Road West
Hong Kong
China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K for the period ended September 30, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: November 9, 2005	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

EXHIBIT 1

SEASPAN CORPORATION
REPORT ON FORM 6-K FOR THE PERIOD ENDED SEPTEMBER 30, 2005

i

SEASPAN CORPORATION

PART I - FINANCIAL INFORMATION

ITEM1 - FINANCIAL STATEMENTS (UNADITED)

UNAUDITED BALANCE SHEET AS AT SEPTEMBER 30, 2005

(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$8,471
Receivable from charterer	30
Prepaid expenses	2,270
10,771

Vessels (note 5)	569,178

Deferred financing fees (note 6)	7,011
$586,960
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 9(a))	$1,532
Deferred revenue	1,655
3,187
Long-term debt (note 7)	66,000

Fair value of interest rate swaps	323
69,510

Share capital (note 8)	512,679

Retained earnings	5,094

Accumulated other comprehensive loss	(323)

Total shareholders’ equity	517,450
$586,960

See accompanying notes to financial statements.

Commitments and contingent obligations (note 10)
Subsequent events (note 13)

SEASPAN CORPORATION

UNAUDITED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

(in thousands of U.S. dollars, except per share amount)
Revenue	$11,409

Operating expenses:
Ship operating	2,670
Depreciation	2,277
General and administrative	523
5,470

Operating earnings	5,939

Other expenses:
Interest, net	203
Undrawn credit facility fee	402
Amortization of deferred financing fees	240
845

Net earnings	$5,094

Earnings per share, basic and diluted	$0.14

See accompanying notes to financial statements.

SEASPAN CORPORATION

UNAUDITED STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

(in thousands of U.S. dollars, except number of shares)

	Number of Common Shares			Common	Retained	Accumulated Other	Total Share’
	Class A	Class B	Class C	Shares	Earnings	Comprehensive Loss	holders’ Equity
Class A common shares issued on initial public offering	28,570,000	—	—	$599,970	$—	$—	$599,970
Class B common shares issued on initial public offering	—	7,145,000	—	150,045	—	—	150,045
Class C common shares issued on initial public offering	—	—	100	1	—	—	1
Excess of purchase price paid over historical cost on vessel purchase (note 9(c))	—	—	—	(197,904)	—	—	(197,904)
Class A common shares issued	276,500	—	—	5,807	—	—	5,807
Fees and expenses in connection with issuance of the common shares	—	—	—	(45,240)	—	—	(45,240)
	28,846,500	7,145,000	100	512,679	—	—	512,679
Comprehensive net income:
Net earnings	—	—	—	—	5,094	—	5,094
Change in fair value of interest rate swaps designated as cash flow hedging instruments	—	—	—	—	—	(323)	(323)
					5,094	(323)	4,771
	28,846,500	7,145,000	100	$512,679	$5,094	($323)	$517,450

See accompanying notes to financial statements.

SEASPAN CORPORATION

UNAUDITED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

(in thousands of U.S. dollars)
Cash provided by (used in):
Operating activities:
Net earnings	$5,094
Items not involving cash:
Depreciation	2,277
Amortization of deferred financing fees	240
Change in non-cash operating working capital (note 9(b))	887

Cash from operating activities	8,498

Investing activities:
Expenditures for vessels	(105,343)
Vessels acquired at completion of initial public offering (note 9(c))	(664,016)

Cash used in investing activities	(769,359)

Financing activities:
Common shares issued, net of share issue costs	710,583
Draws on credit facility	66,000
Financing fees incurred	(7,251)

Cash from financing activities	769,332

Increase in cash and cash equivalents	8,471

Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$8,471

See accompanying notes to financial statements.

SEASPAN CORPORATION

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

1.	General:

Seaspan Corporation (the “Company”) was incorporated on May 3, 2005 in the Marshall Islands for the purpose of acquiring ten containerships (the “Initial Fleet”) from ten existing Republic of Cyprus incorporated wholly owned subsidiaries (the “Predecessor”) of Seaspan Container Lines Limited (“SCLL”) and to enter into an agreement to acquire 13 additional vessels from 13 other Cyprus incorporated wholly owned subsidiaries of SCLL (all 13 subsidiaries collectively referred to as “VesselCos”) on completion of their construction, which completion is scheduled to occur between 2005-2007 (the “Asset Purchase Agreement”). The primary activity of the Company is the ownership and operation of the vessels which are engaged in the deep-sea container transportation business. At August 12, 2005, the Initial Fleet that the Company owned consisted of eight 4250 Twenty-foot Equivalent Unit (“TEU”) containerships and two 8500 TEU containerships. At September 30, 2005, the fleet of the Company consists of ten 4250 TEU containerships and two 8500 TEU containerships.

The following table sets out the vessels included in these financial statements

Vessel Name	Commencement of Charter	Size (TEUs)
CSCL Hamburg............................................................................................................	July 2001	4250
CSCL Chiwan...............................................................................................................	September 2001	4250
CSCL Ningbo...............................................................................................................	June 2002	4250
CSCL Dalian................................................................................................................	September 2002	4250
CSCL Felixstowe..........................................................................................................	October 2002	4250

CSCL Oceania.............................................................................................................	December 2004	8500
CSCL Africa................................................................................................................	January 2005	8500

CSCL Vancouver.........................................................................................................	February 2005	4250
CSCL Sydney..............................................................................................................	April 2005	4250
CSCL New York..........................................................................................................	May 2005	4250
CSCL Melbourne.........................................................................................................	August 2005	4250
CSCL Brisbane...........................................................................................................	September 2005	4250

Commencement of charter is the month in which the vessel commenced revenue generating operations.

SEASPAN CORPORATION

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

2.	Initial public offering:

On August 12, 2005, the Company completed an initial public offering (“IPO”) and issued 28,570,000 common shares and 7,145,000 subordinated shares for net proceeds of $563,971,800 and $150,045,000 respectively. On August 12, 2005, the Company also issued 100 incentive shares to Seaspan Advisory Services Limited, a wholly-owned subsidiary of Seaspan Management Services Limited. On September 13, 2005, the underwriters exercised their overallottment option and the Company issued an additional 276,500 common shares for net proceeds of $5,458,110. The proceeds received by the Company from the IPO and the use of those proceeds are summarized as follows:

(in thousands of U.S. dollars)
Proceeds received:
Sale of 28,570,000 common shares and 7,145,000 subordinated shares at $21.00 per share	$750,015
Sale of 276,500 common shares at $21.00 per share	5,807
$755,822
Use of proceeds from sale of common shares:
Purchase of Initial Fleet	$664,016
Underwriting and structuring fees paid to third parties	37,847
Repayment of advances from SCLL	1,411
Professional fees and other offering expenses to third parties	5,982
Credit facility costs	7,251
Partial funding of purchase price of the CSCL Melbourne	34,671
Working capital	4,644
$755,822

3.	Significant accounting policies:

(a)	Basis of accounting:

These financial statements are prepared in accordance with accounting principles generally accepted in the United States and reflect operations of the Company for the period ended September 30, 2005.

The accompanying financial information reflects all adjustments, consisting solely of normal recurring adjustments necessary for the fair presentation of the Company’s financial position and results of operations for the interim period presented.

(b)	Foreign currency translation:

The functional and reporting currency is the United States dollar. Transactions incurred in other currencies are translated into United States dollars using the exchange rate at the time of the transaction. Monetary assets and liabilities as of the functional reporting date are translated into United States dollars using exchange rates at that date. Exchange gains and losses are included in net earnings.

(c)	Cash equivalents:

Cash equivalents include highly liquid securities with terms to maturity of three months or less when acquired.

(d)	Vessels:

Vessels purchased on completion of the initial public offering are carried at the historical carrying value of the Predecessor which includes capitalized interest during construction and other construction, design, supervision and pre-delivery costs.

SEASPAN CORPORATION

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

The additional vessels purchased pursuant to the Asset Purchase Agreement are recorded at their cost to the Company, reflecting the predetermined purchase price in the agreement (note 10).

Depreciation is provided on a straight-line basis over the 30 year estimated useful life of each vessel.

The carrying value of the vessels is evaluated when events or circumstances indicate that there has been a possible impairment in value, which would occur in the period when the net carrying value was no longer expected to be recovered from future estimated cash flows. Such evaluations include comparison of current and anticipated operating cash flows, assessment of future operations and other relevant factors. To the extent that the carrying value of the vessels exceeds the undiscounted estimated future cash flows, the vessels would be written down to their fair value.

(e)	Deferred financing fees:

Deferred financing fees represent the unamortized costs incurred on issuance of the credit facility. Amortization is provided on the interest-yield basis over the term of the underlying obligation.

(f)	Income taxes:

There are no taxes on income in the jurisdiction in which the Company is incorporated. The Company is not subject to taxes on income in any other jurisdiction where the Company operates.

The owner of the vessel is responsible for all taxes, fees or other levies charged by countries other than Hong Kong on vessels due to having cargo on board. Under charter party agreements, this responsibility has been assumed by the charterer. Accordingly, any such taxes, fees or levies have not been recognized in these financial statements. Any such taxes paid by the Company, as a result of the charterer’s failure to pay, will be recognized when the Company’s obligation is determinable.

(g)	Revenue recognition:

Revenue from charter hire services is recognized as services are rendered and collection is reasonably assured. Any expected losses on shipping contracts are provided for as they become known. Cash received in excess of earned revenue is recorded as deferred revenue.

(h)	Derivatives instruments:

Interest rate swap agreements have been entered into to reduce the Company’s exposure to market risks from changing interest rates. Derivatives and hedging activities are accounted for in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company recognizes the interest rate swap agreements on the balance sheet at their fair value. As the interest rate swap agreements have been designated as hedging instruments in accordance with the requirements in the accounting literature, changes in the fair value of the interest rate swap are reported in accumulated other comprehensive income. The fair value will change as market interest rates change.

The Company does not hedge foreign currency translation of assets or liabilities or foreign currency transactions or use financial instruments for trading or other speculative purposes.

(i)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Areas where accounting judgments and estimates are significant to the Company include the assessment of the vessel lives and the recoverability of the carrying value of vessels, which are subject to future market events. Actual results could differ from those estimates.

SEASPAN CORPORATION

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

4.	Related party transactions:

(a)	Management Agreement:

Under the Management Agreement, Seaspan Management Services Limited and its wholly owned subsidiaries (the “Manager”) provide services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years as follows:

•
Technical Services - The Manager is responsible for providing ship operating expenses to the Company in exchange for a fixed fee of $4,500 per day for each 4250 TEU vessel, $6,000 per day for each 8500 TEU vessel and $6,500 per day for each 9600 TEU vessel. The technical services fee does not include certain extraordinary items. For vessels operating or that began operations during the period ended September 30, 2005, the Company was provided technical services in the amount of $2,670,000.

•
Administrative and Strategic Services - The Manager provides administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company will also reimburse all reasonable expenses incurred by the Manager in providing these services to the Company. During the period ended September 30, 2005, the Manager provided fixed fee administrative and strategic services in the amount of $9,871.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

In connection with entering into the agreement to provide the Company with the above strategic services, the Company has issued 100 incentive shares to the Manager. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on the Company’s common and subordinated shares reach certain specified targets beginning with the first target of $0.485 per share per quarter.

(b)	Due to related parties:

As at September 30, 2005, $1,182,000 is due to related parties for reimbursement of administrative and strategic services expenses paid on the Company’s behalf. The amounts are to be repaid in the ordinary course of business.

5.	Vessels:

	Cost	Accumulated Depreciation	Net Book Value
	(in thousands of U.S. dollars)
Vessels	$571,455	$2,277	$569,178

The Initial Fleet purchased from the Predecessor on completion of the IPO is recorded at the Predecessor’s historical carrying value in the amount of $466,112,668. Pursuant to the Asset Purchase Agreement (note 10), during the three months ended September 30, 2005, the Company also purchased the CSCL Melbourne and CSCL Brisbane at a cost of $52,671,339 each.

6.	Deferred financing fees:

	Tranche A	Tranche B	Total
	(in thousands of U.S. dollars)
Deferred financing fees, beginning of period	$—	$—	$—
Costs incurred	5,452	1,799	7,251
Amortization expensed	(75)	(165)	(240)
Deferred financing fees, end of period	$5,377	$1,634	$7,011

SEASPAN CORPORATION

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005
7.	Long-term debt:

During the period, the Company entered into a $1.0 billion secured loan facility agreement with certain lenders. This credit facility will be used in part to fund the acquisition of the fleet from the VesselCos (note 10) and any additional new or used containerships the Company may decide to acquire. The credit facility has a maturity date of the seventh anniversary of the delivery date of the last of the 23 containerships comprising the contracted fleet and any additional containerships the Company may acquire or October 31, 2014, whichever is earlier.

The total facility amount of $1.0 billion is divided into two tranches: Tranche A, in the maximum amount of $750.0 million and Tranche B, in the maximum amount of $250.0 million. Additionally, the amount that can be advanced at any one advance under Tranche A is restricted, in the case of the additional vessels, to the lower of $750.0 million, when aggregated with other Tranche A loans, and a percentage of the market value of the vessel in respect of which such advance is being made. In the case of Tranche B, there are additional requirements based on the market value of the vessel, the amount of TEU capacity of the vessel and the price at which we acquire the vessel. Tranche B will expire if no draws are made by December 31, 2006.

The credit facility requires payments of interest at a rate per annum, calculated as the sum of (i) LIBOR, (ii) the margin and (iii) any increase in the lenders’ costs as a result of complying with regulatory requirements. The margin at any particular date will be based on certain “loan to value ratios.” The “loan to value ratio” as of any particular date is the ratio of the aggregate principal amount of outstanding advances under the credit facility as of that date, less any cash collateral in bank accounts or cash equivalents secured in favor of the lenders, to the aggregate of the market values (as determined on a charter-free basis by the average of two independent appraisers) of those vessels actually delivered. The Company has entered into hedging arrangements to manage the interest rate exposure from the floating rate under the credit facility.

The credit facility requires payments of a commitment fee of 37.5% of the applicable margin on the difference between our total credit facility amount and our principal amounts outstanding under the credit facility.

The credit facility requires repayment in eight consecutive quarterly installments of $18,750,000 in respect of Tranche A and $6,250,000 in respect of Tranche B, starting five years and three months after the date of the delivery of the last vessel in the contracted fleet. A final balloon payment in satisfaction of all outstanding advances is payable together with the eighth and final installment. In addition, the Company is required to prepay all outstanding advances or a portion thereof in the event of default of certain conditions. Amounts outstanding under the credit facility may be prepaid in whole or in part at the Company’s election without penalty on any interest payment date in minimum amounts of $5.0 million and thereafter in integral multiples of $1.0 million.

The credit facility is secured by the following, among others:

•	a first-priority mortgage on our contracted fleet and each of the vessels we agree to purchase with a Tranche B loan;

•	an assignment of our time charters and earnings;

•	an assignment of the insurances on each of the vessels that are subject to a mortgage;

•	an assignment of the vessel management agreement with our Manager;

•	a pledge of our retention accounts; and

•	an assignment of our interest in any hedging arrangement.

Our credit facility contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth, and interest and principal coverage ratios.

SEASPAN CORPORATION

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

As at September 30, 2005, the principal payments due for the next 5 years and thereafter are:

(in thousands of U.S. dollars)
2005	$—
2006	—
2007	—
2008	—
2009	—
Thereafter	66,000
$66,000

8.	Share capital:

Authorized:
200,000,000 class A common shares, par value $0.01
25,000,000 class B common shares, par value $0.01
100 class C common shares, par value $0.01
65,000,000 preferred shares, par value $0.01

Class A common shares carry certain rights and class B common shares are subordinated to the class A common shares for the period from the completion of the IPO to any quarter after September 30, 2008 where the Company pays quarterly dividends of an amount at least equal to $0.425 per share on both class A and class B common shares for the immediately preceding four-quarter period and the cash generated from operations available to pay the dividends during the four-quarter period equaled on a quarterly basis at least $0.425 per share on all of the Company’s common shares on a fully diluted basis during that period (the “Subordination Period”).

During the Subordination Period, subject to the discretion of the Board of Directors, the Company intends to pay a regular quarterly dividend on the class A common shares of $0.425 per share, plus any arrears in the payment of the $0.425 per share amount from prior quarters, before class B common shares are entitled to any dividends from operating surplus. The class A common shares will accrue arrears during the Subordination Period.

The class B common shares are subordinated shares and may not receive any dividends from the Company’s operating surplus, until the class A common shares have perceived a quarterly dividend of $0.425 per share and any arrears in the payment of the $0.425 per share amount from prior quarters. The class B common shares will not accrue arrears. The class B shares will convert to class A common shares on a one-for-one basis after the expiration of the Subordination Period, as defined in the articles of incorporation.

The class C common shares are incentive shares that are entitled to share in incremental dividends if certain target dividend levels have been met. The class C common shares will not convert to class A common shares.

On August 12, 2005 the Company purchased 10 vessels from the Predecessor. The Initial Fleet was recorded at the Predecessor’s historical carrying value, as the Company was formed by SCLL to succeed the Predecessor’s business upon completion of the IPO. As a result, the excess of the purchase price of the Initial Fleet over the historical carrying value was recorded as a charge to shareholders’ equity.

The following table summarizes the reduction to the Initial Fleet’s purchase price and the charge to shareholders’ equity:

(in thousands of U.S. dollars)
Purchase price of the Initial Fleet paid in cash	$664,016
Vessels at historical carrying value of Predecessor	(466,112)
Charge to share capital	$197,904

SEASPAN CORPORATION

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

9.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

(in thousands of U.S. dollars)
Due to related parties (note 4(b))	$1,182
Accrued interest	226
Other accrued liabilities	124
$1,532

(b)	Working capital:

The net change in non-cash operating working capital items related to operating activities set out in the statement of cash flows consists of:

(in thousands of U.S. dollars)
Cash provided by (used in):
Accounts receivable	$(30)
Prepaid expenses	(2,270)
Accounts payable and accrued liabilities	1,532
Deferred revenue	1,655
$887

(c)	Supplementary information to the statement of cash flows consists of:

(in thousands of U.S. dollars)
Undrawn credit facility fee paid	$402
Non-cash transactions:
Excess of purchase price over carrying value of the Initial Fleet	$197,904

10.	Commitments and contingent obligations:

Pursuant to the Asset Purchase Agreement, the Company is committed to purchase the following additional 11 vessels on completion of construction from VesselCos at the following predetermined purchase prices:

Vendor	(in thousands of U.S. dollars	)
Seaspan King Shipping Company Limited	$56,893
Seaspan Queen Shipping Company Limited	56,893
Seaspan Knight Shipping Company Limited	56,893
Seaspan Bishop Shipping Company Limited	56,893
Seaspan Castle Shipping Company Limited	56,893
Seaspan Pawn Shipping Company Limited	56,893
Seaspan Ace Shipping Company Limited	56,893
Seaspan Eagle Shipping Company Limited	56,893
Seaspan Birdie Shipping Company Limited	56,893
Hemlock Shipping Company Limited	115,956
Spruce Shipping Company Limited	115,956
	$743,949

SEASPAN CORPORATION

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

On October 18, 2005, the Company purchased the CP Kanha from the Seaspan King Shipping Company Limited (note 13(a)).

11.	Charter party:

The Company is committed under charter party agreements with China Shipping (Group) Company (“CSG”) as follows:

Vessel Name	Time Charter (Years)	Commencement of Charter	Options (Years)	Daily Hire Rate
				(in thousands of U.S.dollars)
CSCL Hamburg	10	July 2001	2	$ 18.0
CSCL Chiwan	10	September 2001	2	18.0
CSCL Ningbo	10	June 2002	2	19.9
CSCL Dalian	10	September 2002	2	19.9
CSCL Felixstowe	10	October 2002	2	19.9
CSCL Oceania	12	December 2004	3	29.5
CSCL Africa	12	January 2005	3	29.5
CSCL Vancouver	12	February 2005	—	17.0
CSCL Sydney	12	April 2005	—	17.0
CSCL New York	12	May 2005	—	17.0
CSCL Melbourne	12	August 2005	—	17.0
CSCL Brisbane	12	September 2005	—	17.0

The Company is committed under the charter party agreements with CSG to supply the vessel on a full-time basis for a fixed daily charter rate. The charter party agreements obligate the Company to certain performance criteria over the term of the agreement.

The Company is also committed under charter party agreements with CP USA, a subsidiary of CP Ships Limited to supply vessels on a full time basis for a fixed daily charter rate, once vessel construction is complete. The charter party agreements obligate the Company to certain performance criteria over the term of the agreement.

12.	Financial instruments:

(a)	Concentration of credit risk:

CSG is the Company’s sole customer as at September 30, 2005.

(b)	Fair value:

The carrying value of cash and cash equivalents, receivable from charterer, and accounts payable and accrued liabilities in the balance sheet approximate their fair values because of their short term to maturity. The carrying value of long-term debt recalculated at current interest rates, approximates its carrying value.

The fair value of the interest rate swap agreements is recognized on the balance sheet.

(c)	Interest rate risk management agreement:

The Company uses derivative financial instruments, consisting of interest rate swap agreements, to manage its exposure to adverse movements in interest rates.

SEASPAN CORPORATION

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

Pursuant to the credit facility agreement (note 7) at September 30, 2005 the Company has entered into interest rate swap agreements to fix the LIBOR at per annum interest rates on notional loan balances as follows:

	Notional Amount	Fixed LIBOR	Ending Date
	(in thousands of U.S. dollars)
Interest rate swaps	$34,001	4.6325%	July 16, 2012

13.	Subsequent events:

(a) On October 18, 2005, the Company acquired the CP Kanha from the Seaspan King Shipping Company Limited at a cost of $56,893,397 pursuant to the Asset Purchase Agreement. The CP Kanha is the first of nine vessels subject to long term, fixed-rate charters with CP USA, a subsidiary of CP Ships Limited.

On October 18, 2005, the Company drew an additional $56,893,397 on the credit facility to fund the purchase of the CP Kanha.

(b) On November 9, 2005, the Company declared a cash dividend of $0.23 per share, representing a total cash distribution of $8.3 million. The dividend is payable on December 5, 2005.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATION

Overview

Our business is to own containerships, charter them pursuant to long-term, fixed-rate charters and grow our fleet through additional accretive vessel acquisitions. We were incorporated on May 3, 2005. On July 18, 2005, we entered into an interest rate swap as a condition of our new credit facility. We acquired our first ten vessels on completion of our initial public offering and began substantial operations on August 12, 2005. Accordingly, this report reflects our operating results for the 50 days of operations from August 12, 2005. We have accounted for the interest rate swap for the 64 day period from July 18, 2005. We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. The charters on the 12 vessels in our operating fleet as of September 30, 2005 have an average remaining initial term of 9.4 years. Our primary objectives are to maintain a stable base dividend, while growing our business in order to increase distributable cash flow per share.

We intend to continue our practice of acquiring vessels once we have entered into long-term, fixed-rate charters that begin at the time of delivery of the vessels, which we believe will provide us with stable future cash flows. We plan to expand our relationships with China Shipping Container Lines Company, Limited (“CSCL”) and CP Ships Limited (“CP Ships”), as well as add new container liner company customers. We believe that we will benefit from the continued growth of worldwide container demand, especially in certain high-growth markets, such as China, where we have strong existing customer relationships, and from the trend of container liner companies to outsource a portion of their vessel requirements to third party shipowners. We also believe that Seaspan Management Services Limited’s (our “Manager”) experience in working with container liners to provide ship design, drawing approval, construction supervision and brokering services will improve our ability to secure new customers. We intend to increase the size of our fleet beyond our contracted fleet of 23 vessels through timely and selective acquisitions of new and secondhand containerships that we believe will be accretive to distributable cash flow per share.

During the quarter ended September 30, 2005, the entire fleet of 12 vessels in service was under time charters with China Shipping (Group) Company (“China Shipping”), which has subchartered the vessels to CSCL. CSCL primarily operates in the China trade routes, which, in the past few years, have experienced significant growth. Five of the charters for the 4250 twenty foot equivalent unit (“TEU”) vessels have initial terms of ten years each with options, exercisable by the charterer, to extend the term of each charter for an additional two years. The two charters for the 8500 TEU vessels have initial terms of 12 years with options, in favor of the charterer, to extend the term of each charter for an additional three years. The charters for the remaining five 4250 TEU vessels currently in operation have terms of 12 years. The two 9600 TEU vessels that are under construction, and that are expected to be delivered in the second and third quarters of 2007, are subject to charters with terms of 12 years.

All of our charter agreements are in good standing. The following table summarizes key facts regarding the 12 vessels in operation at September 30, 2005, as well as the CP Kanha which was delivered subsequent to quarter end:

Vessel Name	Vessel Size	Commencement Date	Length of Time Charter	Daily Charter Rate
				(in thousands)
CSCL Hamburg	4250 TEU	July 3, 2001	10 Years + one 2-year option	$18.0
CSCL Chiwan	4250 TEU	September 20, 2001	10 Years + one 2-year option	18.0
CSCL Ningbo	4250 TEU	June 15, 2002	10 Years + one 2-year option	19.9
CSCL Dalian	4250 TEU	September 4, 2002	10 Years + one 2-year option	19.9
CSCL Felixstowe	4250 TEU	October 15, 2002	10 Years + one 2-year option	19.9
CSCL Oceania	8500 TEU	December 4, 2004	12 Years + one 3-year option	29.5
CSCL Africa	8500 TEU	January 24, 2005	12 years + one 3-year option	29.5
CSCL Vancouver	4250 TEU	February 16, 2005	12 years	17.0
CSCL Sydney	4250 TEU	January 24, 2005	12 years	17.0
CSCL New York	4250 TEU	February 16, 2005	12 years	17.0
CSCL Melbourne	4250 TEU	August 17, 2005	12 years	17.0
CSCL Brisbane	4250 TEU	September 15, 2005	12 years	17.0
CP Kanha	4250 TEU	October 18, 2005	3 years + 7 one year extensions	18.0

Under a management agreement, ship operating expenses are borne by our Manager in exchange for the payment of a fixed daily operating expense fee which covers all operating expenses, including crewing, victualling, stores, lube oils, communication expenses, general and routine repairs, general vessel maintenance, insurance and other expenses related to the technical management of the vessels. Also as part of this agreement, the Manager is responsible for the normally scheduled periodic drydocking of our vessels. Our operating expenses per vessel are equal to the number of days in the period, multiplied by the applicable fixed daily operating expense rate, and any volatility in actual ship operating expenses will be absorbed by our Manager, except for certain extraordinary costs and expenses that are not covered by our Manager’s technical services fee.

The fixed daily operating expense rate commences on the contractual delivery date for the related vessel and is set forth in the following table:

Vessel Name	Daily Operating Expense Rate
(in thousands)
CSCL Hamburg........................................................................................	$4.5
CSCL Chiwan...........................................................................................	4.5
CSCL Ningbo...........................................................................................	4.5
CSCL Dalian............................................................................................	4.5
CSCL Felixstowe......................................................................................	4.5
CSCL Oceania.........................................................................................	6.0
CSCL Africa.............................................................................................	6.0
CSCL Vancouver......................................................................................	4.5
CSCL Sydney..........................................................................................	4.5
CSCL New York.......................................................................................	4.5
CSCL Melbourne......................................................................................	4.5
CSCL Brisbane........................................................................................	4.5
CP Kanha...............................................................................................	4.5

Our Fleet

On the completion of our initial public offering, we acquired eight 4250 TEU vessels and two 8500 TEU vessels (our “initial fleet”) from wholly owned subsidiaries (“the Predecessor”) of Seaspan Container Lines Limited (“SCLL”). On August 8, 2005, we entered into a purchase agreement with certain wholly owned subsidiaries of SCLL (all 13 subsidiaries collectively referred to as “VesselCos”) to acquire an additional 13 new containerships as they are completed and delivered. The additional 13 containerships consist of eleven 4250 TEU vessels and two 9600 TEU vessels of which we have acquired three 4250 TEU vessels to date. We will acquire the remaining 10 vessels over approximately the next 22 months. We refer to these 23 vessels collectively as our contracted fleet.

On August 17, 2005, we purchased our 11th vessel, the 4250 TEU CSCL Melbourne for $52.7 million. The CSCL Melbourne was constructed and delivered to us approximately two weeks ahead of the contractual delivery date. On September 15, 2005, we purchased our 12th vessel, the 4250 TEU CSCL Brisbane for $52.7 million. The CSCL Brisbane was constructed and delivered to us approximately four weeks ahead of the contractual delivery date.

On October 18, 2005, we purchased our 13th vessel, the 4250 TEU CP Kanha for $56.9 million. The CP Kanha was constructed and delivered to us approximately eight weeks ahead of the contractual delivery date.

The average age of the 12 vessels in our operating fleet as at September 30, 2005 is 1.7 years. The following chart details the number of vessels in our fleet based on size as we take scheduled delivery:
	Actual			Forecasted
	Upon Closing of	Third Quarter	Fourth Quarter	Years Ending December 31,
Vessel Size	IPO	2005	2005	2006	2007
4250 TEU Class .............................................................................	8	10	11	16	19
8500 TEU Class ..............................................................................	2	2	2	2	2
9600 TEU Class ..............................................................................	—	—	—	—	2
Operating Vessels .........................................................................	10	12	13	18	23
Capacity (TEU) (1) ..........................................................................	50,960	59,466	63,719	84,984	116,903

(1) Our 4250 TEU vessels, 8500 TEU vessels, and 9600 TEU vessels have an actual capacity of 4253 TEU, 8468 TEU, and 9580 TEU, respectively

Our Initial Public Offering

On August 12, 2005, we completed our initial public offering and issued 28,570,000 common shares and 7,145,000 subordinated shares, for gross proceeds of $600.0 million and $150.0 million respectively. On August 12, 2005, we also issued 100 incentive shares to Seaspan Advisory Services Limited, a wholly owned subsidiary of our Manager, in connection with providing us with strategic services. On September 13, 2005, our underwriters exercised their over-allotment option and we issued an additional 276,500 common shares for gross proceeds of $5.8 million. During the period, we incurred costs, including underwriting discounts) of $45.2 million relating to our initial public offering, which are recorded as share issue costs. For information regarding the use of proceeds, please read Part I - Item 1 - Financial Statements: Note 2 - Initial Public Offering.

Our Credit Facility

On August 8, 2005, we entered into a $1.0 billion secured loan facility agreement with certain lenders. This credit facility will be used in part to fund our acquisition of the contracted fleet and any additional new or used containerships we may decide to acquire. Our credit facility has a maturity date of the seventh anniversary of the delivery date of the last of the 23 vessels comprising the contracted fleet and any additional containerships we may acquire or October 31, 2014, whichever is earlier.

The total facility amount of $1.0 billion is divided into two Tranches: Tranche A, in the maximum amount of $750.0 million and Tranche B, in the maximum amount of $250.0 million. Tranche A will be used to fund our acquisition of the contracted fleet while Tranche B will be used to fund our acquisition of additional vessels we may decide to acquire. Both Tranche A and Tranche B will be split into several advances. All Tranche A advances must be drawn within three months of the delivery of the last of the 23 vessels in our contracted fleet (but not before the acquisition date of the vessel to which the loan relates), and in any event, no later than December 31, 2007. Each Tranche B advance will occur on or after the acquisition date of an additional vessel beyond our contracted fleet, if any. All Tranche B advances must be drawn prior to December 31, 2006 (but not before the acquisition date of the vessel to which the loan relates). Any commitment undrawn by those dates will be canceled.

On August 17, 2005, we drew $18.0 million to purchase the CSCL Melbourne. On September 15, 2005, we drew $48.0 million to purchase the CSCL Brisbane. On October 18, 2005, we drew $56.9 million to purchase the CP Kanha. No amounts to date have been drawn from the Tranche B of our credit facility.

Our Dividend Policy

Our board of directors has adopted a dividend policy to pay a regular quarterly dividend of $0.425 per share on our common and subordinated shares throughout the period of the delivery of our contracted fleet. We will pay the first dividend on December 5, 2005 on a prorated basis for the portion of the quarter following the closing of our initial public offering in the amount of $0.23 per share. Declaration and payment of dividends is at the discretion of our board of directors and there can be no assurance we will not reduce or eliminate our dividend.

We estimate that throughout the period of the delivery of our contracted fleet, we will pay aggregate dividends approximately equal to our operating cash flow (which includes a deduction for drydocking costs and other expenses pursuant to our management agreement). Our board of directors will assess when we will have sufficient operating cash flow in order to retain a portion of our cash for reinvestment in our business.

As we complete the acquisition of our contracted fleet and achieve a more balanced capital structure, we expect our operating cash flow per share to increase, which will allow us to retain a portion of our cash flow for reinvestment in our business while continuing to pay our regular quarterly dividends. Retained cash flow may be used, among other things, to fund vessel or fleet acquisitions, other capital expenditures and debt repayments, as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our cash flow in our business, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. It is our goal to grow our dividend through accretive acquisitions of additional vessels beyond our contracted fleet. There can be no assurance that we will be successful in meeting our goal.

Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”), and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent obligations.  On an on-going basis, we evaluate our estimates and judgments.  We base our estimate on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances.  By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.

Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our financial statements.

Revenue Recognition

Charter revenue is generated from long-term time charters for each vessel and commences as soon as the vessel is delivered. Time charter revenues are recorded on a straight-line basis over the initial term of the charter arrangement. The charters provide for a per vessel fixed daily charter hire rate. We do not enter into spot voyage arrangements with respect to any of our vessels. Although our charter revenues are fixed, and accordingly little judgment is required to be applied to the amount of revenue recognition, there is no certainty as to the daily charter rates or other terms that will be available upon the expiration of our existing charter party agreements.

Vessel Lives

Our vessels represent our most significant assets. The initial fleet is carried at the historical carrying value of our predecessor, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs, less accumulated depreciation. The difference between the purchase price of the initial fleet and the historical carrying value was charged against shareholders’ equity at the time of the acquisition. All additional vessels purchased subsequent to our initial public offering are recorded at their cost to us, reflecting the predetermined purchase price we pay upon their acquisition. We depreciate our vessels using the straight-line method over their estimated useful lives. We review the estimate of our vessels useful lives on an ongoing basis to ensure they reflect current technology, service potential, and vessel structure. For accounting purposes, we estimate the useful life of the vessels will be 30 years. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors many of which are outside of our control.

Impairment of Long-lived Assets

We evaluate the net carrying value of our vessels for possible impairment when events or conditions exist that cause us to question whether the carrying value of the vessels will be recovered from future undiscounted net cash flows. Considerations in making such an impairment evaluation would include comparison of current carrying value to anticipated future operating cash flows, expectations with respect to future operations, and other relevant factors. To the extent that the carrying value of the vessels exceeds the undiscounted estimated future cash flows, the vessels would be written down to their fair value.

Derivative Instruments

In connection with our credit facility, we have entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates. These swaps are accounted for as hedging instruments in accordance with the requirements in accounting literature, as they are expected to be effective in mitigating the risk of changes in interest rates over the term of the debt. We have recognized these derivative instruments on the balance sheet at their fair value. Changes in the fair value of the interest rate swaps are excluded from earnings until settled. We have not held or issued, and will not hold or issue, derivative financial instruments for trading or other speculative purposes.

Related Party Transactions

Under the management agreement, we are committed to pay our Manager for the following fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years (provided that the fee for the three-year period beginning January 1, 2009 will not be less than the initial technical services fee):

•
technical services - our Manager provides us with technical services which cover all operating expenses, including crewing, victualling, stores, lube oils, communication expenses, repairs and maintenance, performing normally scheduled drydocking and general and routine repairs, insurance and other expenses related to the technical management of the vessels in exchange for a fixed fee of $4,500 per day for each 4250 TEU vessel, $6,000 per day for each 8500 TEU vessel and $6,500 per day for each 9600 TEU vessel; and

•
administrative and strategic services - our Manager provides us with administrative and strategic services for the management of the business for a fixed fee of $72,000 per year. We will also reimburse all reasonable costs and expenses incurred by our Manager in providing us with such services.

In connection with providing us with the above strategic services, we have issued 100 incentive shares to the Manager, which our Manager has acquired for $1,000. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on our common and subordinated shares reach certain specified targets beginning with the first target of $0.485 per share per quarter.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Items You Should Consider When Evaluating Our Results of Operations

On the completion of our initial public offering, we acquired our initial fleet of 10 vessels from the Predecessor. Since that time, we have acquired three vessels that we had contracted to buy. We also entered into our management agreement, whereby we pay our Manager certain fees related to technical, administrative and strategic services that our Manager provides to us (whereas during the periods of our predecessor’s operations, our predecessor was responsible for paying the historical actual ship operating expenses). Furthermore, we designated the interest rate swap agreements as hedging instruments as they are expected to be effective in mitigating the risk of changes in interest rates over the term of our debt, and as a result, changes in the fair value of the interest rate swap are excluded from earnings until settled (whereas no such designation was made during the periods of our predecessor’s operations). As a result of the acquisitions, entering into our management agreement and designating the interest rate swap agreements as hedging instruments, we believe that, with respect to our current results of operations for the period ended September 30, 2005, a comparison to prior periods, where such factors did not exist, is not helpful in assessing our financial condition and results of operations.

Results of Operations

The following discussion of our financial condition and results of operations, as of September 30, 2005, has been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

The following table presents our operating results for the quarter ended September 30, 2005

Statement of operations data (in thousands of dollars, except where otherwise stated):
Revenue	$11,409
Operating expenses:
Ship operating	2,670
Depreciation	2,277
General and administrative	523
Operating earnings	5,939
Other expenses:
Interest expense, net	203
Undrawn facility fee	402
Amortization of deferred financing fees	240
Net earnings	$5,094
Common shares outstanding	35,991,600
Earnings per share, basic and diluted in dollars	$0.14
Statement of cash flows data:
Cash flows provided by (used in):
Operating activities	$8,498
Investing activities	(769,359)
Financing activities	769,332
Net increase in cash	$8,471
Selected Balance sheet data:
Cash and cash equivalents	$8,471
Vessels	569,178
Other assets	9,311
Total assets	$586,960

Other liabilities	3,187
Long-term debt	66,000
Fair value of interest rate swaps	323
Shareholders’ equity	517,450
Total liabilities and shareholders’ equity	$586,960

Other data:
Number of vessels in operation at period end	12
Average age of fleet in years	1.7
TEU capacity at period end	59,466
Average remaining initial term on outstanding charters	9.4

Revenue

Charter revenue was $11.4 million for the three month period ended September 30, 2005. Revenue for the period was based on contracted daily rates for each vessel. We had eight 4250 TEU vessels and two 8500 TEU vessels in operation for the entire period from August 12, 2005 to September 30, 2005. On August 17, 2005, the 4250 TEU CSCL Melbourne was delivered to us and began operations approximately two weeks ahead of the contractual delivery date. On September 15, 2005, the 4250 TEU CSCL Brisbane was delivered to us and began operations approximately four weeks ahead of the contractual delivery date. Our fleet was 100% utilized during our initial 50 day operating period.

Ship Operating Expenses

Ship operating costs were $2.7 million for the three month period ended September 30, 2005. Operating expenses for the period are based on contracted daily rates for each vessel, as specified in our management agreement. During the period from August 12, 2005 to September 30, 2005, we had 10 vessels in full operation. An additional two vessels were delivered in the period, and the associated fixed ship operating expenses commenced from their respective delivery dates.

Depreciation

Depreciation was $2.3 million for the three month period ended September 30, 2005. This represents depreciation from August 12, 2005 to September 30, 2005 for the initial fleet acquired as well as depreciation on the CSCL Melbourne and the CSCL Brisbane from their respective dates of purchase.

General and Administrative Expenses

General and administrative expenses were $0.5 million for the three month period ended September 30, 2005. These costs represent executive salaries, travel, board of directors fees, insurance, audit, agency fees, and other costs during the period from August 12 to September 30, 2005.

Interest Expense and Undrawn Facility Fee

During the three month period ended September 30, 2005, we incurred interest expense of $0.2 million. Interest expense for the period is based on the debt drawn under our credit facility. On August 17, 2005, we drew $18.0 million to purchase the CSCL Melbourne. On September 15, 2005, we drew an additional $48.0 million to purchase the CSCL Brisbane. Our credit facility requires that we pay interest of LIBOR plus a margin, which is based on our loan to asset value.

We have entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates. The swap agreements fix LIBOR at 4.6325% based on expected drawdowns and outstanding debt through July 2012. The swaps are accounted for as hedging instruments in accordance with the requirements in accounting literature, as they are effective in mitigating the risks of changes in interest rates over the term of the debt. As a result, changes in the fair value of the interest rate swap agreements are excluded from earnings until settled.

During the three month period ended September 30, 2005, we incurred and paid $0.4 million in undrawn credit facility fees. Our undrawn credit facility fee is a commitment fee of 37.5% of the applicable margin on the difference between our total credit facility amount and our principal amounts outstanding under the credit facility.

Amortization of Deferred Financing Fees

During the period, we incurred financing fees of $7.3 million relating to our credit facility. These fees are being deferred and amortized over the terms of the credit facility using the interest yield basis, resulting in an amortization expense of $0.2 million during the period.

Other Comprehensive Income

As at September 30, 2005, the fair value of our swap agreements was $0.3 million. The change in fair value of the swap agreements for the three month period ended September 30, 2005 has been recorded as a charge to other comprehensive income. Please also read “Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

Liquidity and Capital Resources

Liquidity and Cash Needs

As at September 30, 2005, our cash totaled $8.5 million. Our total liquidity including cash and undrawn borrowings was $942.5 million. Total liquidity at September 30, 2005 includes our undrawn secured loan facility of $684.0 million for Tranche A and $250.0 million for Tranche B.

Our primary short-term liquidity needs are to fund our operating expenses, including payments under our management agreement, and payment of our quarterly dividend. Our medium-term liquidity needs primarily relate to the purchase of the remaining containerships under the asset purchase agreement. Our long-term liquidity needs primarily relate to vessel acquisitions and debt repayment. We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facility and additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

Statement of Cash Flows

Operating Activities Cash Flows

Net cash from operating activities was $8.5 million during the period, reflecting net earnings from operations of $5.1 million, non-cash depreciation and amortization of $2.5 million, and a change in non-cash operating working capital of $0.9 million.

Investing Activities Cash Flows

Net cash used for investing activities was $769.4 million during the period. On completion of our initial public offering, we purchased 10 vessels for $664.0 million. On August 17, 2005, we purchased the CSCL Melbourne for $52.7 million and on September 15, 2005, we purchased the CSCL Brisbane for $52.7 million.

Financing Activities Cash Flows

Net cash from financing activities was $769.3 million during the period. During the period ended September 30, 2005, we completed our initial public offering, issuing 35,715,100 common shares for net proceeds of $704.8 million. On September 13, 2005, our underwriters exercised their over-allotment option and we issued an additional 276,500 common shares for proceeds of $5.8 million. We also incurred an additional $7.3 million in financing fees as a result of obtaining our credit facility. During the period, we borrowed $66.0 million from our credit facility to fund the purchase of the CSCL Melbourne and the CSCL Brisbane.

Contractual Obligations

On a pro forma basis our long-term undiscounted contractual obligations as of September 30, 2005, excluding amounts payable under our credit facility and interest rate swaps, consists of the following:

	2005	2006	2007	2008	2009	Thereafter	Total
				(in thousands)
Purchase agreement for additional vessels	$56,893	$284,467	$402,592	$—	$—	$—	$743,952
Fixed payments to the Manager for technical and administrative services under our management agreement(1)	$5,591	26,606	36,570	40,515	40,515	648,240	798,037
	$62,414	$311,073	$439,162	$40,515	$40,515	$648,240	$1,541,989

(1)
The technical services portion of the fees are fixed through December 31, 2008. The administrative services portion of the fees are capped at $6,000 per month, plus reimbursement for all reasonable costs and expenses incurred by our Manager and its affiliates in providing us with such services. For purposes of this table only, we have assumed the same rate for 2009 to 2025, the end of the initial term of the management agreement. The amounts presented above do not include reimbursements that may become payable to our Manager for administrative or strategic services provided.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the period ended September 30, 2005, contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports, including our Prospectus filed with the SEC on August 8, 2005. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings. Significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. In connection with our credit facility, we have entered into interest rate swap agreements to reduce our exposure to market risks of changing interest rates. We are accounting for derivatives and hedging activities in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities,” as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The swaps are accounted for as hedging instruments as they are effective in mitigating the risks of changes in interest rates over the term of the debt. As a result, changes in the fair value of the interest rates swap are excluded from earnings until settled.

As of September 30, 2005, our floating-rate borrowings totaled $66.0 million, of which we had entered into interest rate swap agreements to fix the rates on a notional principal of $34.0 million. These interest rate swaps have a fair value of $0.3 million. Our line of credit borrowings are not repayable until five years and three months from the earlier of the date delivery of the last vessel in our contracted fleet and December 31, 2007.

Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

Foreign Currency Exchange Risk

Substantially all of our operating revenues and costs have been and will be denominated in U.S. dollars. As such, historically we have not been, and in the future we will not be, exposed to the impact of changes in foreign currency exchange rates. We will not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions or use financial instruments for trading or other speculative purposes.

Off-Balance Sheet Arrangements

Other than the commitments described above or in our financial statements for contractual obligations, debt instruments and interest rate swaps, we do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

PART II - OTHER INFORMATION

Item 1 - Legal Proceedings

None

Item 2 - Unregistered Sales of Equity Securities and Use of Proceeds

Unregistered Sales of Equity Securities:

On August 12, 2005, concurrently with completion of our initial public offering, in a private sale exempt from the registration requirements of the Securities Act pursuant to Section 4(2), we sold all of our subordinated shares at a price per share equal to the initial public offering price of our common shares to Dennis Washington, The Kevin Lee Washington Trust II, 0731455 B.C. Ltd. and Tiger Container Shipping Company Limited.

Use of Proceeds:

On August 12, 2005, we completed our initial public offering of 28,570,000 common shares and 7,145,000 subordinated shares at a price of $21.00 per unit. The managing underwriters were Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. The common shares sold in the offering were registered under the Securities Act of 1933 on Registration Statement Form F-1 (File No. 333-126762), which the SEC declared effective on August 4, 2005. For information regarding the use of proceeds, please read Part I - Item 1 - Financial Statements: Note 2 - Initial Public Offering.

Item 3 - Defaults Upon Senior Securities

None

Item 4 - Submission of Matters to a Vote of Security Holders

None

Item 5 - Other Information

None